EXHIBIT 99.1

WHISTLEBLOWER PROTECTION POLICY

PURPOSE

Astris Energi Inc. is committed to the highest possible standards of ethical, moral and legal business conduct. In line with this commitment and Astris Energi Inc.’s commitment to open communication, this policy aims to provide an avenue for employees to raise concerns and reassurance that they will be protected from reprisals or victimization for whistleblowing in good faith.

SCOPE

The policy applies to all employees whether full-time or part-time, temporary or casual workers.

The interests of all parties in the process will be taken into account and all parties will be treated fairly.

RESPONSIBILITY AND SAFEGUARDS

Each director, officer, manager and employee is responsible for ensuring that the principles outlined in this Statement of Policy and Procedure are adhered to throughout all business activities.

Reporting Responsibility

It is the responsibility of all directors, officers, managers and employees to report violations or suspected violations in accordance with this Whistleblower Policy to the Company’s audit committee, who has specific and exclusive responsibility to investigate all reported violations.

Audit Committee

The Company’s audit committee is responsible for investigating and resolving all reported complaints and allegations concerning violations and shall advise the board of directors. The Company’s audit committee consists of Brian D. Clewes and Arthur Laudenslager. Your contact at the audit committee is Brian D. Clewes.

Accounting and Auditing Matters

The audit committee of the board of directors shall address all reported concerns or complaints regarding corporate accounting practices, internal controls or auditing. The audit committee contact shall immediately notify the other member(s) of the audit committee of any such complaint and work with the committee until the matter is resolved.

Safeguards

i)	Harassment or victimization of the complainant will not be tolerated.
ii)	Every effort will be made to protect the complainant’s identity.

The policy encourages employees to put their names to allegations because appropriate follow-up questions and investigation may not be possible unless the source of the information is identified. Concerns expressed anonymously will be investigated, but consideration will be given to:

•	The seriousness of the issue raised;
•	The credibility of the concern; and
•	The likelihood of confirming the allegation from attributable sources.

Malicious allegations will result in disciplinary action.

REFERENCES

Multilateral Instrument 52-110

WHISTLEBLOWER PROTECTION POLICY
PROCEDURE

Process for raising a concern

The whistleblower procedure is intended to be used for serious and sensitive issues. Serious concerns relating to financial reporting, or unethical or illegal conduct should be reported directly to the audit committee at:

Brian D. Clewes
Clewes & Associates Life Insurance Consultancy Inc.
Suite 803, 251 Queen St. South
Mississauga, ON L5M 1L7
Tel: 416-493-5586
Fax: 416-493-5061
clewesb@sympatico.ca

Timing

The earlier a concern is expressed, the easier it is to take action.

Evidence

Although the employee is not expected to prove the truth of an allegation, the employee needs to demonstrate to the person contacted that there are sufficient grounds for concern.

Handling of Reported Violations

The audit committee will notify the sender and acknowledge receipt of the reported violation or suspected violation within five business days. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

No Retaliation

No director, officer, manager, supervisor or employee who in good faith reports a violation of the Code shall suffer harassment, retaliation or adverse employment consequences. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Company prior to seeking a resolution outside the Company.

Acting in Good Faith

Anyone filing a complaint concerning a violation or suspected violation must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation. Any allegations that prove not to be substantiated, and that which prove to have been made maliciously, or are knowingly to be false, will be viewed as a serious disciplinary offense.

Confidentiality

Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the greatest possible extent possible, consistent with the need to conduct an adequate investigation.

Initial Inquiries

Initial inquiries will be made to determine whether an investigation is appropriate, and the form that it should take. Some concerns may be resolved by agreed upon action without the need for investigation.

Report to Complainant

The complainant will be given the opportunity to receive follow-up on their concern in two weeks:

•	Acknowledging that the concern was received;
•	Indicating how the matter will be dealt with;
•	Giving an estimate of the time that it will take for a final response;
•	Telling them whether initial inquiries have been made;
•	Telling them whether further investigations will follow, and if not, why not.

Further Information

The amount of contact between the complainant and the body investigating the concern will depend on the nature of the issue and the clarity of information provided. Further information may be sought from the complainant.

Information

Subject to legal constraints, the complainant will receive information about the outcome of any investigations.